Exhibit 99.17

Kinross Gold Corporation
Great Bear Gold Project
Ontario, Canada
NI 43-101 Technical Report

Jerry Ran

I, Jerry Ran, P.Eng., as an author of this report entitled “Great Bear Gold Project Ontario, Canada - Voluntary National Instrument 43-101 Technical Report” with an effective date of September 1, 2024, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am Director, Geotechnical with Kinross Gold Corporation, of 25 York Street, 17th Floor, Toronto, Ontario, M5J 2V5.

2)	I am a graduate of the Northeastern University, China in 1982 with a B.Sc. degree in Mining Engineering.

3)	I am registered as a Professional Engineer in the Province of Ontario (Reg.# 100046725). I have worked as a registered engineer for a total of 25 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Application of geomechanics to design of open pit slopes and underground mine excavations

•	Collection and analysis of geomechanical data for open-pit and underground mine design

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I visited the Great Bear Project on July 23-25, 2024.

6)	I am responsible for the portion of Section 16 that covers Geomechanics and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

7)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have had prior involvement with the property that is the subject of the Technical Report.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Kinross Gold Corporation
Great Bear Gold Project
Ontario, Canada
NI 43-101 Technical Report

Dated this 10th day of September, 2024

(Signed and Sealed) Jerry Ran

Jerry Ran, P.Eng.